Exhibit 12.1

Statement of Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	For the Three Months Ended March 31		For the Fiscal Years Ended December 31

Ratio of earnings to fixed charges(1)

Including deposit interest	2.10	1.82	1.87	1.66	1.84	2.29	2.63

Excluding deposit interest	3.99	3.87	3.73	3.93	5.13	5.99	5.61

For purposes of calculating the ratio of earnings to fixed charges, fixed charges are the sum of:

	•	interest cost, including interest on deposits; and

	•	that portion of rent expense estimated to be representative of the interest factor.

(1)

Currently, we have no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods presented. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is identical to the ratio of earnings to fixed charges.

(Dollar amounts in thousands, unaudited)	For the Three Months Ended March 31		For the Fiscal Years Ended December 31

Income before income taxes	11,459	11,343	43,941	38,493	40,614	41,023	38,241

Interest on deposits	6,624	9,959	34,528	45,485	38,565	23,663	15,224

Interest on borrowings	3,776	3,902	15,865	12,927	9,619	8,023	8,103

Total fixed charges, including interest on deposits	10,461	13,918	50,619	58,627	48,388	31,880	23,511

Total fixed charges, excluding interest on deposits	3,837	3,959	16,091	13,142	9,823	8,217	8,287

Preferred dividends	0	0	0	0	0	0	0